Exhibit 99.1

PUYI INC. ANNOUNCES APPOINTMENT OF CO-CHAIRMAN OF THE BOARD

GUANGZHOU, China, Oct. 19, 2022 (GLOBE NEWSWIRE) -- Puyi Inc. (“Puyi” or the “Company”) (NASDAQ: PUYI), a leading third-party wealth management service provider in China focusing on affluent and emerging middle class population, today announced the appointment of Mr. Youjie Kong (“Mr. Kong”) as the co-chairman of its board of directors (the “Board”) with immediate effect. The Board now has seven directors, of which three are independent directors.

Before joining the Company, Mr. Kong has more than 30 years of experience in the financial industry in China, including work experience with the People’s Bank of China and China Insurance Regulatory Commission, as well as multiple security firms, fund management companies and insurance companies. Since 2005, he has successively served as vice general manager, general manager, director, or chairman of the board in several well-known financial companies. In 2005, he obtained a doctor’s degree in finance from Renmin University of China.

“On behalf of the Board and myself, first, I want to express a warm welcome to Mr. Kong,” said Mr. Ren Yong, our chairman of the Board, “Mr. Kong is a seasoned management person with extensive experience in the financial industry. There is no doubt that Mr. Kong’s joining will enhance our management team and empower the Company’s future development.

“It is my honor and pleasure to join Puyi as the co-chairman of the Board. I am grateful to the trust of the Board, especially the chairman Mr. Ren,” said Mr. Kong, “The co-chairman of the Board is a crucial position. I am committed to fulfilling the long-term interest of our shareholders and the sustainable development of our Company. I will do my best, together with all of our staff, to deliver more diverse and high quality services to our clients and business partners.”

About Puyi

Headquartered in Guangzhou, China, Puyi is a leading third-party wealth management service provider in China focusing on affluent and emerging middle class population. Puyi also provides a series of comprehensive financial asset allocation services including asset management services, insurance consulting services and trust consulting services for clients. For more information, please visit https://ir.puyiwm.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the third-party wealth management industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Contacts:

Puyi Inc.

Jing He, GM of Financial Reporting Department

Email: ir@puyiwm.com

Tel: +86 20-28866499